CONSENT OF EXPERT

March 30, 2017

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Patrick Forward, do hereby consent to the filing of the written disclosure regarding the technical reports entitled (i) the “Skouries Cu/Au Project, Greece – NI43-101 Technical Report” dated July 14, 2011 and (ii) the “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 and of extracts from or a summary of the technical reports and other information pertaining to these projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2016 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Patrick Forward
Patrick Forward, FIMMM